# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fresenius Medical Care AG, CIK 0001333141
CUSIP: 358029106
Title of class of securities: Ordinary Shares without par value
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Date of event which requires filing of this statement: 11/11/2026
Filed by CIK 0000904868
Persons authorized to receive notices and communications: Jan Winzen, Esq., Fresenius SE & Co. KGaA, Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352, 49-6172-608-2327; Jeffrey C. Cohen, Linklaters LLP, 1290 Avenue of the Americas, New York, New York (NY), 10104, 212 903 9014

## Reporting persons
- Fresenius SE & Co. KGaA (CIK 0000904868): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); sole voting power 53,738,118; shared voting power 0; sole dispositive power 53,738,118; shared dispositive power 0; aggregate amount beneficially owned 53,738,118 (20.9% of the class)
  Comment: According to Fresenius Medical Care AG's Annual Report on Form 20-F for the year ended December 31, 2025, American Depositary Shares ("ADSs") representing its ordinary shares without par value are listed on the New York Stock Exchange and registered under Section 12 of the Securities Exchange Act of 1934, and its ordinary shares are so listed and registered solely in connection with the listing and registration of such ADSs. The CUSIP number set forth on the cover of this Schedule 13D is the CUSIP number assigned to the ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares without par value
Name of issuer: Fresenius Medical Care AG
Address of issuer's principal executive offices: Else-Kroner-Strasse 1, Bad Homburg v.d.H., Germany (2M), 61352
Comment: This Amendment No. 13 (this "Schedule 13D/A") to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed on April 5, 2006, Amendment No. 2 filed on July 7, 2008, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on August 19, 2011, Amendment No. 5 filed on November 16, 2011, Amendment No. 6 filed on February 16, 2012, Amendment No. 7 filed on March 1, 2012, Amendment No. 8 filed on March 22, 2023, Amendment No. 9 filed on December 7, 2023, Amendment No. 10 filed on March 6, 2025, Amendment No. 11 filed on March 10, 2025 and Amendment No. 12 filed on August 24, 2026 (as so amended and restated, the "Schedule 13D") is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under German law ("Fresenius KGaA"), with respect to the ordinary shares without par value (the "Shares") of Fresenius Medical Care AG, a German stock corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Based on their most recent respective notifications to Fresenius KGaA, BlackRock, Inc. indirectly holds approximately 5.02%, FMR LLC indirectly holds approximately 2.77%, Allianz SE indirectly holds approximately 2.98%, The Capital Group Companies, Inc. indirectly holds approximately 2.95%, Amundi S.A. indirectly holds approximately 2.44%, Janus Henderson Group plc indirectly holds approximately 2.89% and Harris Associates L.P. holds approximately 2.99% of the share capital of Fresenius KGaA.

Information with respect to the members of the supervisory board and the members of the management board of Fresenius Management SE, a stock corporation under European law (Societas Europaea, or SE) ("Management SE"), the general partner of Fresenius KGaA, and the members of the supervisory board of Fresenius KGaA, in each case as of the date of this Schedule 13D/A, is set forth in Schedule A attached hereto as an exhibit. Under the German co-determination law, which mandates representation of employees on the supervisory boards of certain German companies the membership of the supervisory board of Fresenius KGaA includes employee representatives. Employees are not entitled to representation on the supervisory board of Management SE.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 11, 2026, Fresenius KGaA entered into the Share Purchase Agreement (as defined in Item 6) and agreed to sell certain Shares (as defined in Item 6) representing in the aggregate up to approximately 5.2% of the total share capital of the Company to certain institutional investors in private placements in accordance with the terms of the Share Purchase Agreement, as further described below.

Fresenius KGaA is entering into this transaction as part of its broader portfolio optimization strategy. Fresenius KGaA intends to review its investment in the Company on a continuing basis and, depending on market conditions, the trading price of the Shares, legal or regulatory developments and other factors, may from time to time consider or pursue alternatives with respect to such investment as it deems appropriate, including derivative or other transactions referencing the Shares. Fresenius KGaA may also determine not to pursue any such alternatives and may change its intentions with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D/A, following the Share Placement (as defined in Item 6), Fresenius KGaA is the beneficial owner of 53,738,118 Shares, constituting approximately 20.9% of the Company's outstanding voting shares (calculated with reference to 257,312,593 Shares outstanding as of November 6, 2026, as disclosed by the Company on its website in relation to the Company's ongoing Share buyback program). All such 53,738,118 Shares are issued and outstanding and owned directly by Fresenius KGaA. Management SE, the general partner of Fresenius KGaA, exercises investment and dispositive power over the Shares owned by Fresenius KGaA and may be deemed to be a beneficial owner of such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Following the Share Placement, the number of Shares as to which Fresenius KGaA has the sole power to vote or to direct the vote is 53,738,118. The number of Shares as to which Fresenius KGaA has the sole power to dispose or to direct the disposition of is 53,738,118.
Transactions in the class effected during the past sixty days: As of the date of this Schedule 13D/A, other than the Share Placement as described in Item 4 and Item 6 (which are incorporated herein by reference), neither Fresenius KGaA nor, to the knowledge and belief of Fresenius KGaA, any of the members of the management board or the supervisory board of Management SE or of the supervisory board of Fresenius KGaA, has effected any transaction in the Shares of the Company during the sixty days preceding the date of this Schedule 13D/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On November 11, 2026, Fresenius KGaA, as the seller, entered into a share purchase agreement (the "Share Purchase Agreement") with BNP Paribas, BofA Securities Europe SA, Deutsche Bank Aktiengesellschaft and J.P. Morgan SE as joint bookrunners (the "Joint Bookrunners") pursuant to which the Joint Bookrunners agreed, severally and not jointly, to use their respective reasonable endeavors to procure purchasers for Shares at a quantity and price to be determined pursuant to an accelerated book building process (the "Share Placement"). Pursuant to the pricing agreement dated November 11, 2026 (the "Pricing Agreement"), 13,443,240 Shares were sold at a price of EUR 39.00 (approximately $43.26 ) per Share. Such Shares were sold in an unregistered offering pursuant to exemptions from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Share Placement is expected to close on November 16, 2026, subject to the conditions set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, Fresenius KGaA undertook that it would not, without the prior written consent of at least two of the Joint Bookrunners, sell, contract to sell, offer, pledge, assign, grant any option over or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities exchangeable for or convertible into, or substantially similar to, Shares, or enter into any other transaction with the same economic effect, for a period beginning on November 12, 2026 and ending 90 days thereafter, subject to certain exceptions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule A: Members of the Management Board and the Supervisory Board of Management SE, and Members of the Supervisory Board of Fresenius KGaA.

99.2 Share Purchase Agreement, dated as of November 11, 2026, by and among Fresenius SE & Co. KGaA and BNP Paribas, BofA Securities Europe SA, Deutsche Bank Aktiengesellschaft and J.P. Morgan SE.

99.3 Pricing Agreement, dated as of November 11, 2026, by and among Fresenius SE & Co. KGaA and BNP Paribas, BofA Securities Europe SA, Deutsche Bank Aktiengesellschaft and J.P. Morgan SE.

## Signatures
- Fresenius SE & Co. KGaA: /s/ Sara Hennicken, Sara Hennicken/Member of the Management Board and Chief Financial Officer (11/13/2026)
- Fresenius SE & Co. KGaA: /s/ Thomas Neidert, Thomas Neidert/Authorized Signatory (11/13/2026)